Exhibit 99.1

April 22, 2025

Securities and Exchange Commission

Washington, DC 20549

Commissioners:

We have reviewed the disclosure included in the Form 6-K of Innovation Beverage Group Ltd, dated April 22, 2025, concerning our firm, and we agree with the statements made therein with respect to our firm.

/s/ Accell Audit & Compliance, P.A.

Tampa, Florida

April 22, 2025